NEUROHACKER COLLECTIVE, LLC

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

March 5, 2021

NEUROHACKER COLLECTIVE, LLC
BALANCE SHEET
DECEMBER 31, 2020

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash	1,015,026	423,995
Accounts Receivable	55,696	168,113
Accrued Sales	162,172	43,418
Prepaid Expenses	80,058	195,979
Inventory	2,080,964	1,248,971
TOTAL CURRENT ASSETS	3,393,916	2,080,476
NON-CURRENT ASSETS		
Fixed Assets, Net	107,609	83,331
Security Deposits	18,208	18,208
TOTAL NON-CURRENT ASSETS	125,817	101,539
TOTAL ASSETS	3,519,734	2,182,015
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	1,018,560	807,282
Accrued Commissions	45,051	36,767
Other Current Liabilities	203,554	88,966
Loan Payable- Current Portion	665,000	900,000
TOTAL CURRENT LIABILITIES	1,932,165	1,833,015
NON-CURRENT LIABILITIES		
Loans Payable - Long Term	92,004	-
Convertible Notes	575,000	575,000
TOTAL NON-CURRENT LIABILITIES	667,004	575,000
MEMBERS' EQUITY		
Contributed Capital- Founders	115	115
Equity Based Compensation	749,080	521,600
Contributed Capital- Class A	134,042	134,042
Contributed Capital- Class B	1,820,000	1,820,000
Contributed Capital- SAFE Note	2,136,062	1,636,235
Retained Earnings (Deficit)	(3,918,735)	(4,337,993)
TOTAL MEMBERS' EQUITY	920,564	(226,000)
TOTAL LIABILITIES AND MEMBERS' EQUITY	3,519,734	2,182,015

NEUROHACKER COLLECTIVE, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
OPERATING INCOME		
Sales, Net	10,977,710	8,193,458
Cost of Goods Sold	3,338,505	2,524,379
GROSS PROFIT	7,639,205	5,669,079
OPERATING EXPENSE		
Advertising and Promotion Expense	2,828,572	2,080,019
Compensation and Benefits	2,864,851	2,384,787
Contractors and Professional Services	543,176	632,592
Other Operating Expenses	502,114	496,851
TOTAL OPERATING EXPENSE	6,738,713	5,594,249
NET INCOME (LOSS) FROM OPERATIONS	900,492	74,830
OTHER (INCOME) EXPENSE		
Other Income	(330,352)	(46,206)
Depreciation and Amortization	47,376	22,955
Interest Expense	193,597	188,144
State and Local Tax	23,873	11,555
Equity Based Compensation	227,480	232,461
Other Expense	319,260	-
NET INCOME	419,258	(334,079)

NEUROHACKER COLLECTIVE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Net Income (Loss) For The Period	419,258	(334,079)
Cash Flows From Operating Activities		
Change in Accounts Receivable	114,068	(78,948)
Change in Accrued Sales	(118,754)	(5,451)
Change in Prepaid Expenses	114,269	(132,595)
Change in Inventory	(831,993)	(457,030)
Change in Deposits	-	(7,458)
Change in Accounts Payable	211,278	409,872
Change in Accrued Commissions	8,284	9,894
Change in Other Current Liabilities	114,588	(3,459)
Change in Equity Based Compensation	227,480	232,461
Depreciation	47,376	22,955
Net Cash Flows From Operating Activities	305,854	(343,839)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	71,654	58,324
Net Cash Flows From Investing Activities	71,654	58,324
Cash Flows From Financing Activities		
Change in Loan Payable	(142,996)	-
Change in Convertible Notes	-	50,000
Change in Contributed Capital- SAFE Note	499,826	486,621
Net Cash Flows From Financing Activities	356,831	536,621
Cash at Beginning of Period	423,995	289,537
Net Increase (Decrease) In Cash	591,031	134,458
Cash at End of Period	1,015,026	423,995

NEUROHACKER COLLECTIVE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Starting Equity	(226,000)	(611,003)
Change in Equity Based Compensation	227,480	232,461
Change in SAFE Notes	499,826	486,621
Net Income	419,258	(334,079)
Ending Equity	920,565	(226,000)

NEUROHACKER COLLECTIVE, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

Neurohacker Collective, LLC ("the Company") is a limited liability company organized under the laws of the State of Wyoming. The Company provides a venue for vetting, curation, co-creation, and sharing of the science, art, and technology of Neurohacking. The Company's flagship product is a cognitive enhancement supplement named Qualia Mind.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimated useful lives of the Company's capital assets and valuation of the Company's inventory.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company's inventory is held for sale by its order fulfillment vendors at various facilities in the United States, Austrailia and Europe. The Company values inventory at the lower of cost or market value. Management's experience suggests that losses due to spoliation or obsolescence of inventory are likely to be infrequent. Thus, no amount has been recorded in the statements as an allowance for worthless inventory.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue includes charges billed to customers for shipping the Company's products and is stated net of discounts, refunds, chargebacks, and sales taxes collected on behalf of taxing jurisdictions to which the Company is subject.

<u>Fixed Assets</u>

The Company capitalizes fixed assets, both tangible and intangible, with an original purchase price of $1,000 or more and a useful life of at least one year. Depreciation and amortization are calculated on a straight-line basis over management's estimate of each asset's useful life. As of December 31, 2020, fixed assets consisted of computers, furniture and fixtures, web development expenditures, and internet domain names acquired in connection with the Company's business.

<u>Advertising</u>

The Company records advertising expenses in the year incurred.

<u>Rent</u>

The Company is subject to a short-term operating lease for its main office space through November 1, 2021. As of December 31, 2020, future minimum lease rental payments are $150,000.

<u>Other Income</u>

In 2020 the Company secured a Paycheck Protection Program loan under the CARES Act. This loan was forgiven in the 2020 calendar year.

<u>Equity</u>

The Company has multiple classes of equity outstanding. The rights associated with each class of equity are as follows.

Founders equity holders receive a pro-rata share of any cash distributed by the Company, and the right to vote on certain aspects of the Company's business.

Class A and B equity holders have first claim on cash distributed by the Company until an amount at least equal to their initial investment has been paid to them. After that, Class A/B equity holders receive a pro rata share of cash distributions. Class A and B equity does not include voting rights.

<u>SAFE Notes</u>

During the years ended December 31, 2020, 2019, 2018 and 2017, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company. The amount of equity issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the class of equity issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE equity equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of equity issued and outstanding and outstanding vested and unvested options as if converted.

As of December 31, 2020, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

<u>Equity Based Compensation</u>

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to equity.

<u>Income Taxes</u>

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, all items of income and expense are allocated to the members and reported on their individual tax returns. The Company's 2017 federal tax filing will be subject to inspection by the Internal revenue service until 2021. The Company's 2018 federal tax filing will be subject to inspection by the Internal revenue service until 2022. The Company's 2019 federal tax filing will be subject to inspection by the Internal revenue service until 2023.The Company's 2020 federal tax filing will be subject to inspection by the Internal revenue service until 2024.

The Company is subject to tax filing requirements in the State of California. The Company's 2016, 2017, 2018, 2019 and 2020 California Franchise Tax filings will be subject to review by that State until 2021, 2022, 2023, 2024 and 2025, respectively.

The Company collects sales tax on behalf of the State of Arkansas, Arizona, California, Georgia, Indiana, Kansas, Michigan, Minnesota, North Carolina, Nebraska, New Jersey, Nevada, New York, Ohio, Texas, Utah, Washington and Wisconsin on sales shipped to purchasers in those states. The Company's sales tax filings are generally subject to review for four years from the date filed. The Company remits GST on sales to its Canadian customers and VAT to the United

NOTE C - DEBT

<u>Convertible Notes</u>

In 2018 and 2019, the Company issued a series of convertible notes for the purpose of raising additional operating capital ("the Notes"). The Notes and any associated accrued interest will convert to equity automatically upon the occurrence of either an equity offering, or at maturity (with the consent of a majority of holders). The Notes accrue interest at the rate of six percent per annum.

<u>Loan Payable</u>

In 2020 and prior, the Company borrowed money for the purpose of funding continuing operations ("the Loans"). The Loans require periodic interest payments at the rate of 15-20% of the outstanding principal and are secured by the otherwise unencumbered assets of the Company.

In 2020 the Company elected to defer payroll tax remission with the IRS under the CARES Act, until 2021 and 2022, at 0% interest.

NOTE D - RELATED PARTY TRANSACTIONS

The Company licenses intellectual property to Humanity, Inc., a company that shares common ownership with Neurohacker Collective, LLC. The IP licensing agreement was negotiated on terms considered "arm's length" by the

NOTE E - MEMBER LIABILITY

The Company is organized as a limited liability company under the laws of the State of Wyoming. As such, the liability of members of the Company for the financial obligations of the Company are limited to each members' contribution of capital to the Company.

NOTE F - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G - SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 5, 2021, the date that the financial statements were available to be issued.

In January and February 2021, Maplewood MHP, LLC extended the maturity dates of two term loans to the Company until May 31, 2021 and June 30, 2021.

In February 2021, the Company determined that Nexus thresholds will be met in an additional 11 states during 2021. Therefore, the Company will begin collecting and reporting additional sales tax starting April 1, 2021.